                            December 18, 2009

By Electronic Submission and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3720

Attn: Larry Spirgel

Re:	The Princeton Review, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 9, 2009

File No. 0-32469

Dear Mr. Spirgel:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 16, 2009 (the “Letter”) to Michael Perik, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on December 9, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Jessica Plowgian of the Commission.

1.	It appears that the approval of the exchange of your Series E Non-Convertible Preferred Stock into shares of Series D Convertible Preferred Stock is necessary to complete your obligations pursuant to the Series E Preferred Stock Purchase Agreement dated December 7, 2009 with certain institutional investors, which was used to finance your acquisition of Penn Foster Education Group, Inc. Therefore, please revise your proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a) with respect to your acquisition of Penn Foster Education Group. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

RESPONSE: The Company does not believe that the information set forth in Item 14 or Item 13(a) of Schedule 14A is required to be disclosed by it in the Proxy Statement. In this regard, the Company supplementally advises the Staff as follows:

The shares of Series E Non-Convertible Preferred Stock (the “Series E Stock”) were issued and sold to institutional investors in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933 (the “Series E Financing”). The Company used the proceeds from the issuance and sale of the Series E Stock to partially finance the acquisition of the Penn Foster Education Group, Inc. (the “Acquisition”). The Company closed both the Series E Financing and the Acquisition on December 7, 2009, without the need for shareholder approval.

United States Securities and Exchange Commission

Division of Corporation Finance

December 18, 2009

The Company is not soliciting proxies pursuant to the Proxy Statement to approve the issuance and sale of the Series E Stock to be used to acquire another company, nor is it soliciting proxies to approve the Acquisition. The shares of Series E Stock have already been authorized and issued, and the proceeds have been used to finance the Acquisition which has also already been consummated. The Company acknowledges that if it were soliciting proxies in an exchange, merger, consolidation, acquisition or similar transaction or, in accordance with Note A to Schedule 14A, if it were soliciting proxies for the approval of the issuance of the Series E Stock to be used to acquire another company, then the financial and other information required by Item 14 and Item 13(a) would be relevant because an evaluation of the target would be relevant to a decision of whether to approve the authorization and issuance of the Series E Stock. In that instance, approval of the authorization and issuance of the Series E Stock would be tantamount to approval of the underlying transaction, in which case it would be difficult to argue that the information required by Item 14 and Item 13(a) is not material to the exercise of prudent judgment. However, that is not the case with respect to the proposal to approve the conversion of Series E Stock into shares of Series D Convertible Preferred Stock (the “Series D Stock”) contained in the Proxy Statement. Approval of the conversion of Series E Stock into shares of Series D Stock cannot be tantamount to approval of the Acquisition because the Acquisition has already been consummated. The purpose of the Proxy Statement and the special meeting is to consider and act upon a proposal to convert the Series E Stock into Series D Stock. If stockholder approval is not obtained for the conversion of the Series E Stock into Series D Stock, then the shares of Series E Stock will remain outstanding in accordance with their terms. The financial history or condition of the Penn Foster Education Group, Inc. is irrelevant to this proposal. The only information relevant to this decision is the difference between the Series E Stock and the Series D Stock and the dilutive impact of any such conversion. Accordingly, the information required by Item 14 and Item 13(a) is not necessary for the exercise of prudent judgment in this matter.

It is also important to note that the Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of “blank check” preferred stock by the Company’s board of directors without stockholder approval. Accordingly, the Company’s stockholders have already agreed that the Company could and would issue additional shares of preferred stock, whether in connection with an acquisition or otherwise, without stockholder approval. Neither the Company’s organizational documents nor the listing standards of the NASDAQ Stock Market require the Company to seek stockholder approval in connection with the issuance of the Series E Stock or the consummation of the Acquisition, both of which have already been consummated. In addition, the stock purchase agreement for the Series E Stock does not require stockholder approval for the issuance of the Series E Stock or even actual stockholder approval of the conversion of the Series E Stock into Series D Stock, but rather the Certificate of Designation for the Series E Stock requires that the Company use its reasonable best efforts to seek approval of the conversion of the Series E Stock into Series D Stock in order to comply with the requirements of the NASDAQ Stock Market, which require such approval prior to the issuance of the Series D Stock (as disclosed in the Proxy Statement). Accordingly, the reason the Company is seeking to obtain stockholder approval for the conversion of the Series E Stock into Series D Stock stems solely from the listing requirements of the NASDAQ Stock Market, and not any other reason.

United States Securities and Exchange Commission

Division of Corporation Finance

December 18, 2009

Based on the foregoing, the Company believes that the only information that is material for the exercise of prudent judgment is an understanding of the differences between the terms of the Series E Stock and the Series D Stock and the dilutive impact of the issuance of the Series D Stock, both of which have been disclosed in the Proxy Statement. To facilitate an understanding of the differences in the securities, the Company has included a section entitled “Material Differences in the Terms of the Series E Preferred and Series D Preferred” beginning on page 7 of the Proxy Statement, as well as a detailed section entitled “Material Terms of the Series E Preferred and Series D Preferred” beginning on page 10 of the Proxy Statement. In response to the Staff’s comments, the Company has also included additional information to allow its stockholders to understand and evaluate the dilutive impact of the Series D Stock if the proposal is approved.

The Company is not seeking to deprive its stockholders of information that is relevant to an informed vote in respect of the conversion of the Series E Stock. However, given the purpose for which proxies are being solicited, the Company is unable to identify the relevance of the information required by Item 14 and Item 13(a). The Company believes that such information is simply not material for the exercise of prudent judgment in regard to the proposal and, more importantly, could confuse the Company’s stockholders and cause uncertainty as to what stockholders are being asked to approve.

2.	Please provide disclosure regarding the possible consequences to your existing common stockholders of the issuance of additional shares of common stock in exchange for the Series D Convertible Preferred Stock that is contemplated by these transactions. Such disclosure should address the impact on stock price and the dilution of earnings per share.

RESPONSE: The Company supplementally advises the Staff that the conversion of the Series E Stock into Series D Stock, in and of itself, will not result in any negative dilution to diluted earnings (loss) per common share because the effect of the Series D Stock would be excluded from the computation of diluted earnings (loss) per share as it would be anti-dilutive under generally accepted accounting principles. In addition, based on the Company’s current net loss position, the conversion of the Series D Stock in full into common stock would not have an adverse impact on its basic earnings (loss) per common share. In an effort to be responsive to the Staff’s comment, however, the Company will amend the Proxy Statement to add the additional disclosures requested by the Staff. In particular, the Company will add the following disclosure in the Question and Answer section entitled “What will happen if the Series E Preferred converts into Series D Preferred?” beginning on page 3 of the Proxy Statement and in the section entitled “Effect of Stockholder Approval” beginning on page 9 of the Proxy Statement:

United States Securities and Exchange Commission

Division of Corporation Finance

December 18, 2009

“In addition, although neither the issuance of the Series D Preferred or shares of common stock upon conversion of the Series D Preferred would currently adversely affect our earnings (loss) per share given our current net loss position, if we were to generate substantial net income in the future then such issuances could expose our stockholders to dilution of our earnings per share. This could have a depressive effect upon the market value of our common stock. The future prospect of sales of significant amounts of shares held by the holders of the Series D Preferred could also affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Moreover, a significant ownership held by one or a small group of holders may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.”

*    *    *    *    *

In connection with the foregoing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg
Neal S. Winneg Executive Vice President, General Counsel and Secretary

United States Securities and Exchange Commission

Division of Corporation Finance

December 18, 2009

cc:	Jessica Plowgian

United States Securities and Exchange Commission

Michael Perik

Stephen Richards

The Princeton Review, Inc.

John M. Mutkoski, Esq.

Edward A. King, Esq.

Goodwin Procter LLP

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